

QUANTUM CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON
September 2, 2004

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Quantum Corporation (the "Company" or "Quantum"), a Delaware corporation, will be held on Thursday, September 2, 2004 at 11:00 a.m., Pacific Daylight Time, at Quantum's principal executive offices located at 1650 Technology Drive, Suite 800, San Jose, CA 95110, for the following purposes:

    1. To elect eight directors to serve until the next Annual Meeting of Stockholders or until their successors are elected and qualified;

    2. To ratify the appointment of Ernst & Young LLP as independent auditors of the Company for the fiscal year ending March 31, 2005;

    3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on July 6, 2004 are entitled to notice of and to vote at the meeting and any adjournment thereof.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to vote, sign, date and return the enclosed Proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the meeting may vote in person even if he or she previously returned a Proxy.

By Order of the Board of Directors,

Shawn D. Hall
Vice President, General Counsel and Secretary

San Jose, California
July 20, 2004

QUANTUM CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed Proxy is solicited on behalf of Quantum Corporation (the "Company" or "Quantum") for use at the Annual Meeting of Stockholders to be held September 2, 2004 at 11:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof (the "Annual Meeting" or "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's principal executive offices located at 1650 Technology Drive, Suite 800, San Jose, CA 95110. The Company's telephone number is (408) 944-4000.

These proxy solicitation materials were mailed on or about July 20, 2004 to all stockholders entitled to notice of and to vote at the Meeting. A copy of the Company's Annual Report to Stockholders for the year ended March 31, 2004 ("Fiscal 2004"), including financial statements, was sent to the stockholders of the Company prior to or concurrently with this Proxy Statement.

Record Date; Outstanding Shares

Stockholders of record at the close of business on July 6, 2004 (the "Record Date") are entitled to notice of and to vote at the Meeting. At the Record Date, 180,529,061 shares of the Company's Common Stock, $0.01 par value (the "Common Stock"), were issued and outstanding. The closing price of the Common Stock on the Record Date, as reported by the New York Stock Exchange, was $2.76 per share.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company (currently Shawn D. Hall) at or before the taking of the vote at the Meeting, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company at or before the taking of the vote at the Annual Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy must be delivered to the Secretary of the Company, or hand delivered to the Secretary of the Company at or before the taking of the vote at the Meeting.

Voting and Solicitation

Each share of Common Stock has one vote, as provided in the Company's Amended and Restated Certificate of Incorporation. Accordingly, a total of 180,529,061 votes may be cast at the Meeting. Holders of Common Stock vote together as a single class on all matters covered by this proxy statement. For voting with respect to the election of directors, stockholders may cumulate their votes. Cumulative voting will allow you to allocate among the director nominees, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of Common Stock, and there are eight directors to be elected at the annual meeting, you could allocate 800 "FOR" votes (eight times one-hundred) among as few or as many of the eight nominees to be voted on at the Meeting as you choose. See "PROPOSAL ONE — ELECTION OF DIRECTORS — REQUIRED VOTE."

The cost of soliciting proxies will be borne by the Company. The Company has not retained the services of a solicitor. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone, email or otherwise.

Stockholder Proposals

Proposals of stockholders of the Company which are to be presented at the Company's Annual Meeting of Stockholders for the year ended March 31, 2005 must be received by the Secretary of the Company no later than March 22, 2005 to be considered for inclusion in the proxy materials relating to that meeting.

Alternatively, under the Company's Bylaws, a proposal that the stockholder does not seek to include in the Company's proxy materials for the 2005 Annual Meeting must be received by the Secretary of the Company not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the Annual Meeting was mailed or such public disclosure was made. The stockholder's submission must include the information specified in the Company's Bylaws.

Proposals not meeting the requirements of the preceding paragraph will not be entertained at the 2005 Annual Meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

The Company has not been notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's Annual Meeting. The enclosed proxy card grants the proxy holders discretionary authority to vote on any matter properly brought before the Annual Meeting.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, the Company believes that abstentions should be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote at the Annual Meeting ("Votes Cast") with respect to a proposal (other than the election of directors). In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the proposal.

Broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast. Thus, a broker non-vote will make a quorum more readily attainable, but the broker non-vote will not otherwise affect the outcome of the vote on a proposal.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Section 16 officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Such executive officers, directors and greater than ten-percent stockholders are also required by SEC rules to furnish the Company with copies of all forms that they file pursuant to Section 16(a). Based solely on its review of the copies of such reports received by the Company, or on written representations from certain reporting persons, the Company believes that all filing requirements were met during Fiscal 2004 except for the following reports, which were filed late: one report each for Mr. Earhart, Mr. Gannon, Mr. Lambert, Ms. Nelson and Mr. Orecklin, each disclosing one transaction, two reports for Jerald Maurer disclosing a total of two transactions and three reports for Mr. Shawn Hall disclosing a total of three transactions.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

There are eight nominees for election to the Company's Board of Directors this year. All of the nominees except for Mary A. Wilderotter are currently serving on the Company's Board. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the management nominees named below. Each nominee has consented to be named as a nominee in the proxy statement and to serve as a director if elected. In the event that any management nominee becomes unable or declines to serve as a director, the proxies will be voted for any nominee who shall be designated by the current Board to fill the vacancy. In the event that additional persons are nominated at the time of the Annual Meeting, the proxy holders intend to vote all proxies received by them in such a manner (in accordance with cumulative voting) as will ensure the election of as many of the nominees listed below as possible (or, if new nominees have been designated by the Board, in such a manner as to elect such nominees). In such event, the specific nominees for whom such votes will be cumulated will be determined by the proxy holders. The Company is not aware of any reason that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been elected and qualified. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he is or was to be selected as a director or officer of the Company.

The Board's key roles include, but are not limited to, i) the selection and evaluation of the Company's Chief Executive Officer ("CEO"), and overseeing CEO succession planning; ii) advising the CEO and management on the Company's fundamental strategies; iii) reviewing and approving the CEO's objectives; iv) approving acquisitions, divestitures and other fundamental corporate actions; v) advising the CEO on the performance of senior management, and fundamental organizational changes, including succession planning; and vi) approving the annual operating financial plan.

The names of the nominees and certain information about them as of June 30, 2004, are set forth below.

Name of Nominee	Age	Director Since	Principal Occupation Since
Richard E. Belluzzo ……	50	2002	Chief Executive Officer of Quantum, 2002 Chairman of the Board of Quantum, 2003
Michael A. Brown ……..	45	1995	Former Chairman of Quantum, 2003
Alan L. Earhart* ……...	60	2003	Independent Consultant, 2001
Edward M. Esber, Jr.*+ ..	52	1988	Chairman and President of The Esber Group, 1991
Kevin J. Kennedy†+ ……	48	2001	Chief Executive Officer, JDS Uniphase, 2003
Edward J. Sanderson+† ..	55	2002	Former Executive Vice President of Oracle Corporation, 1995
Steven C. Wheelwright* ..	60	2004	Professor and University Administrator, 1970
Mary A. Wilderotter ……	49	Nominee**	Senior Vice President, Microsoft Corporation, 2002

* Member of Audit Committee.

+ Member of Leadership and Compensation Committee.

† Member of the Corporate Governance and Nominating Committee.

** Ms. Wilderotter has not previously served on Quantum's board.

Except as set forth below, each of the nominees has been engaged in his or her principal occupation described above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Mr. Richard E. Belluzzo, chairman and chief executive officer of Quantum Corporation, joined the Company in 2002. Before joining Quantum, Belluzzo was president and chief operating officer of Microsoft Corporation. During his tenure at Microsoft, he also served as group vice president of the Personal Services and Devices Group, and was group vice president for the Consumer Group where he led many of Microsoft's emerging businesses such as the X-Box, MSN, and mobile devices. Prior to Microsoft, Belluzzo was chief executive officer of Silicon Graphics Inc. Before his tenure at Silicon Graphics, Belluzzo was executive vice president of the Computer Products Organization at Hewlett Packard Company. In total, he was at Hewlett Packard for 23 years, with most of this time spent building the company's printing and imaging business. Before this, he held numerous positions in finance and marketing. Currently Rick is a member of the board of directors of PMC-Sierra (Vancouver, Canada) and Specialty Labs (Santa Monica, California), and is a member of the board of trustees for Golden Gate University (San Francisco, California) and John Cabot University (Rome, Italy).

Mr. Michael A. Brown joined Quantum in 1984 and held various marketing positions until 1992 when he became the chief operating officer responsible for the company's hard disk drive business. When Quantum reorganized itself into product divisions in 1993, Brown was named president of the company's desktop products group, which developed storage products for personal computers. From September 1995 to September 2002, he served as chief executive officer of Quantum and from May 1998 to July 2003 he served as the chairman of its Board of Directors. Brown also serves on the boards of Digital Impact, EqualLogic, Nektar Therapeutics, and Veritas Software Corporation.

Mr. Alan L. Earhart, chairman of Quantum's audit committee, has more than three decades of financial and accounting expertise that includes close involvement with many technology companies, including Cisco Systems, Legato, Varian and Polycom. A former PriceWaterhouseCoopers office managing partner, he began his career as a certified public accountant in 1970 with Coopers & Lybrand's San Francisco office. There, he rose through the company to become regional managing partner before its merger with Price Waterhouse. After the merger, he was named managing partner for PriceWaterhouseCoopers' Silicon Valley offices. In addition, he previously served as chair of Coopers & Lybrand's National Venture Capital Industry Group. Earhart, who left PriceWaterhouseCoopers in 2001, also serves on the board of directors and chairman of the audit committee of Foundry Networks. Earhart is currently an independent consultant.

Mr. Edward M. Esber, Jr. has served as chairman and president of The Esber Group, a consulting firm, since February 1991. Mr. Esber has also been an angel investor in The Angels Forum since 1997. From October 1993 to March 1998, he served as a director of Solopoint, a personal communications management products company, and also served as its president and chief executive officer from October 1995 to March 1998. Esber currently serves on the boards of Case Western Reserve University and Blue Roads Software.

Mr. Kevin J. Kennedy currently serves as chief executive officer of JDS Uniphase. Before joining JDS Uniphase, Kennedy was chief operating officer at Openwave Systems, a software and services company for communication service providers. Prior to joining Openwave, Kennedy spent seven years at Cisco Systems, where he was senior vice president of the IOS Technologies Division and the Service Provider Line of Business at Cisco Systems, where he was responsible for Cisco's IOS software platform and solutions for Internet Service Providers and the telecommunications industry. His responsibilities included shaping and executing Cisco's business plan as it related to the convergence of voice, video, and data in the public access market. Before joining Cisco, Kennedy spent 17 years at Bell Laboratories. Kennedy also serves on the board of directors of JDS Uniphase, Openwave Systems, Rambus, and the Pictet Telecom Fund, a global asset management and custody firm based in Geneva, Switzerland.

Mr. Edward J. Sanderson has over twenty-five years of experience in senior management in the technology industry and consulting. His most recent position was executive vice president at Oracle Corp. where he was responsible for Oracle's Product Industries, Oracle Consulting and the company's Latin America Division. Sanderson was also a member of Oracle's executive committee. Before joining Oracle, Sanderson was president of Unisys' worldwide information services division, which operated in more than thirty countries. In addition to his time at Oracle and Unisys, Sanderson was a partner at McKinsey & Company. Prior to McKinsey, Sanderson was a partner at Andersen Consulting (now Accenture). Sanderson also serves on the board of directors for SAIC, an IT-services company.

Mr. Steven C. Wheelwright, a Baker Foundation Professor and Senior Associate Dean - Publications at Harvard Business School, has authored or co-authored more than 15 books on management, product and process development, manufacturing and forecasting. During his 25 years at Harvard, he has taught courses in both the M.B.A. and Executive Education programs. As a Senior Associate Dean from 1995 to 2000, Wheelwright oversaw the Harvard M.B.A. program, then directed faculty hiring and development and now has responsibility for HBS Publishing. Wheelwright also spent nine years as a professor at the Stanford Graduate School of Business, where he led the Strategic Management program for four years and played a central role in starting the Manufacturing Strategy program. Outside of his academic career, Wheelwright has been vice president of Sales in a family-owned printing business and a consultant to numerous companies. He previously served on Quantum's board of directors from 1989 to 2000. He also serves on the board of directors of Zions Bank Corp. and is chairman of the board of Harvard Business School Publishing.

Ms. Mary A. Wilderotter is senior vice president of the World Wide Public Sector at Microsoft, responsible for strengthening customer and partner outreach in the government and education markets, as well as working across Microsoft's business divisions on developing and coordinating forward-looking strategies. Previously, Wilderotter was president and chief executive officer of Wink Communications Inc., executive vice president of national operations for AT&T Wireless Services Inc. and chief executive officer of AT&T's Aviation Communications Division. She also served as senior vice president of McCaw Cellular Communications Inc. Wilderotter has received national recognition for her contributions to the television industry. The National Cable Television Association honored her with the Vanguard Award for Distinguished Leadership in 1989 and again in 2000. In addition, she received the 1999 Outstanding

Mentor Award from the Women in Cable and Telecommunications Foundation and its Top 10 Women in Cable & Telecommunications Award in 1989. Wilderotter serves on the board of directors of several public companies, including The McClatchy Co., Anixter International and Time Warner Telecom and a number of nonprofit organizations.

Board Meetings and Committees

The Board of Directors of the Company held a total of ten (10) meetings during Fiscal 2004. In addition, in Fiscal 2004 the nonmanagement directors held four meetings without management present. During Fiscal 2004, no director attended fewer than 75% of the meetings of the Board and the meetings of committees, if any, upon which such director served. All our directors are expected to attend each meeting of the Board and the committees on which they serve and are encouraged to attend annual stockholder meetings, to the extent reasonably possible. Two of our directors attended the 2003 Annual Stockholders' Meeting.

The Company has an Audit Committee, Leadership and Compensation Committee, and Corporate Governance and Nominating Committee. Edward J. Sanderson is the Company's lead independent director.

The Audit Committee of the Board currently consists of Mr. Earhart, Chairman of the Committee, Mr. Esber and Mr. Wheelwright all of whom are independent directors, as defined in the applicable New York Stock Exchange listing standards and SEC rules and regulations. The Audit Committee, which generally meets twice per quarter, once prior to quarterly earnings releases and again prior to the filing of the Company's quarterly and annual financial statements, recommends engagement of the Company's independent auditors and is responsible for approving the services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and its systems of internal accounting controls. At each meeting, the Audit Committee first meets with Company management and the Company's independent auditors in order to review financial results and conduct other appropriate business. Then, the Audit Committee typically meets solely with the Company's independent auditors. The Audit Committee held a total of twelve (12) meetings during Fiscal 2004.

The Leadership and Compensation Committee of the Board is currently composed of Mr. Kennedy, Chairman of the Committee, Mr. Esber and Mr. Sanderson all of whom are independent directors, as defined in the applicable New York Stock Exchange listing standards. The Leadership and Compensation Committee generally meets in conjunction with Board meetings and at other times as deemed necessary by the Board. The Committee has responsibility for reviewing and approving the Company's total compensation philosophy, strategy and practices and administering the Company's executive compensation plans and stock incentive plans. The Committee has responsibility for reviewing the Company's strategy and practices relating to the retention, development, performance and succession of its employees. The Committee also has responsibility for approving all compensation actions for the Company's Section 16 officers including the CEO. The Leadership and Compensation Committee held a total of eight (8) meetings during Fiscal 2004.

The Corporate Governance and Nominating Committee is currently composed of Mr. Sanderson, Chairman of the Committee, Mr. David Brown and Dr. Kennedy, all of whom are independent directors, as defined in the applicable New York Stock Exchange listing standards. The Committee is governed by a written charter, a copy of which is posted on our Website. The Internet address for our Web site is http://www.quantum.com, where the charter may be found by clicking "About Us" from the home page, selecting "Investor Center" and then choosing "Corporate Governance." The Corporate Governance and Nominating Committee, which generally meets twice annually, assists the Board by identifying and recommending prospective director nominees, develops and advises the Board regarding corporate governance principles applicable to Quantum, advises the Board regarding Board composition, procedures and committees, recommends to the Board an independent lead director, oversees the evaluation of the Board, and considers questions of possible conflicts of interest of Board members and of senior executives. The Corporate Governance and Nominating Committee will consider nominees recommended by stockholders pursuant to the procedures outlined in the Company's Bylaws and as set forth below. The Corporate Governance and Nominating Committee held one (1) meeting during Fiscal 2004.

Consideration of Director Nominees

Stockholder Recommendations and Nominations

Recommendations

   It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board from stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 800, San Jose, CA 95110. The letter must include the candidate's name, contact information, detailed biographical data, relevant qualifications (in light of Quantum's established director considerations, as described below), information regarding any relationships between the candidate and Quantum, a statement from the recommending stockholder in support of the candidate, references, and a written indication by the candidate of her or his willingness to serve, if elected.

Nominations

   A stockholder that desires to nominate a person directly for election to the Board must meet the deadlines and other requirements set forth in Section 2.5 of Quantum's Bylaws, and the rules and regulations of the Securities and Exchange Commission. Quantum's Bylaws can be found on our Website. The Internet address for our Website is http://www.quantum.com, where the Bylaws may be found by clicking "About Us" from the home page, selecting "Investor Center" and then choosing "Corporate Governance."

Identifying and Evaluating Nominees for Director

   The Corporate Governance and Nominating Committee uses the following procedures to identify and evaluate individuals recommended or offered for nomination to the Board:

- The Committee regularly reviews the current composition and size of the Board.
- The Committee annually evaluates the performance of the Board as a whole and the performance and qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders.
- In evaluating and identifying candidates, the Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates, and has the authority to approve the fees and retention terms of any search firm.
- The Committee reviews the qualifications of any candidate who has been properly recommended or nominated by a stockholder, as well as any candidate who has been identified by management, individual members of the Board or, if the Committee determines, a search firm. Such review may, in the Committee's discretion, include a review solely of information provided to the Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Committee deems proper, including the retention of third parties to review potential candidates.
- The Committee will evaluate each candidate in light of the minimum requirements, general considerations and specific considerations that follow.
- After reviewing and considering all candidates presented to the Committee, the Committee will recommend a slate of director nominees to be approved by the full Board.
- The Committee will endeavor to promptly notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board.

Minimum Requirements

The Corporate Governance and Nominating Committee requires that any nominee for a position on the Board must have at least two years of previous experience on a public company Board, or have served at least two years as the Chief Executive Officer, Chief Financial Officer, Chief Technology Officer or Chief Operating Officer (or an executive position that in the Committee's judgment is reasonably similar to any of the foregoing) of a public company.

General Considerations

A candidate who meets the minimum requirements will next be considered in the context of the current perceived needs of the Board as a whole.   Generally, the Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Specific Considerations

Specific considerations include the following:

- The current size and composition of the Board, and the needs of the Board and its committees.
- The possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Company.
- Key personal characteristics such as strategic thinking, objectivity, independent judgment, integrity, intellect, and the courage to speak out and actively participate in meetings.
- Knowledge of, and familiarity with, information technology.
- The absence of conflicts of interest with the Company's business.
- A willingness to devote a sufficient amount of time to carry out his or her duties and responsibilities effectively, including a commitment to serve on a committee.
- Whether the candidate is committed to serve on the Board for an extended period of time.
- Diversity of thinking or background.
- Previous board experience.
- Such other factors as the Committee may consider appropriate.

The Company believes that all of the nominees for election to our Board meet the minimum requirements, general considerations and specific considerations outlined above.

All of the nominees for election to our Board have previously served as Quantum directors, except for Ms. Wilderotter who was recommended by the current Quantum director Michael Brown while Mr. Brown was Quantum's Chief Executive Officer.

Communications to the Board

Shareholders may contact any of our directors by writing to them c/o Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, San Jose, CA 95110, or by email at BoardofDirectors@Quantum.com. Shareholders and employees who wish to contact the Board or any member of the Audit Committee to report questionable accounting or auditing matters may do so anonymously by using the address above and designating the communication as "confidential." Alternatively, concerns may be reported by phone or via the world-wide-web to the following toll-free phone number or Internet address 1-866-ETHICSP (1-866-384-4277); www.ethicspoint.com. These resources are operated by Ethicspoint, an external third-party vendor that has trained professionals to take calls, in confidence, and to report concerns to the appropriate persons for proper handling.

Communications raising safety, security or privacy concerns, or that are otherwise improper, will be addressed in an appropriate manner.

Director Compensation

During Fiscal 2004, the Company revised the cash and non-cash compensation for its directors as further described below and replaced its 1996 Board of Directors Stock Option Plan ("Director Plan") with its Nonemployee Director Equity Incentive Plan ("Nonemployee Director Plan"), which was approved by the Company's stockholders at the 2003 Annual Meeting of Stockholders. Under both plans, the Board, in its discretion, selects Outside Directors to whom awards may be granted, the time or times at which such awards may be granted, the number of shares subject to each grant and the period over which such awards become exercisable.

During the first three quarters of Fiscal 2004, each director who was not an employee of the Company ("Outside Director") received an annual retainer of $34,000 per year. The Chairman of each Board Committee received the following additional retainers: $10,000 for the Chairman of Audit Committee and $7,500 for the Chairman of the Leadership and Compensation Committee and for the Chairman of the Corporate Governance and Nominating Committee. The annual as well as the additional retainers were pro-rated. Each Outside Director was also paid $1,250 for each day on which such Director attended a Board meeting and $1,000 for each day on which such Director attended a committee meeting. Starting with the last quarter of Fiscal 2004, Quantum changed the director compensation structure as follows: Each Outside Director received a base annual retainer of $42,000, plus an additional annual retainer of $7,500 for each committee on which such director serves as a member. The aggregate retainer is paid 75% in cash and 25% in restricted stock. The restricted stock vests 50% upon grant and 50% after one year from the grant date provided that the respective director continues to be a member of Quantum's Board at that time. No per-meeting fees are paid. In addition, the Chairman of each Board Committee and the lead independent director received the following annual retainers, all of which were paid in cash: $10,000 for the Chairman of the Audit Committee, $7,500 for the Chairman of the Leadership and Compensation Committee and for the Chairman of the Governance and Nominating Committee and $10,000 for the lead independent director.

During Fiscal 2004, Quantum granted its new board members Alan Earhart and Steven Wheelwright options to purchase 45,000 shares of Common Stock respectively. Quantum granted Mr. Earhart's options under the Director Plan at an exercise price of $4.03 and Mr. Wheelwright's options under the Nonemployee Director Plan at an exercise price of $3.95. Both option grants contained the following provisions: the exercise price per share of Common Stock was 100% of the fair market value of the Company's Common Stock on the date the option was granted; the options vest 25% on the first year anniversary of the grant date and then 1/36th of the remaining options per month thereafter over the next three years; the options expire ten years from the date of grant; and the option may be exercised only while the director remains a director, within 90 days after the date the director ceases to be a director of the Company or such longer period as may be determined by the administrator of the plans.

The Board generally may amend or terminate the Nonemployee Director Plan at any time and for any reason, except that the Board will obtain stockholder approval for material amendments to such plan, as required by the rules of the New York Stock Exchange.

Employee directors are not compensated for their service on the Board or on committees of the Board.

Leadership and Compensation Committee Interlocks and Insider Participation

The members of the Company's Leadership and Compensation Committee are Kevin J. Kennedy, Chairman of the Committee, Edward M. Esber, Jr. and Edward J. Sanderson. No member of the Leadership and Compensation Committee is currently, nor has any been at any time since the formation of the Company, an officer or employee of the Company or any of its subsidiaries. Likewise, no member of the Leadership and Compensation Committee has entered into a transaction, or series of similar transactions, in which they will have a direct or indirect material interest adverse to the Company.

Required Vote

Each stockholder voting in the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute the stockholder's votes on the same principle among as many candidates as the stockholder thinks fit, provided that votes cannot be cast for more than eight (8) candidates. However, no stockholder shall be entitled to cumulate votes for a candidate unless such candidate's name has been properly placed in nomination according to the Company's Bylaws and notice of the intention to cumulate votes is received at the principal executive offices of the Company at least twenty (20), and no more than sixty (60), days prior to the Annual Meeting. The proxy holders may exercise discretionary authority to cumulate votes and to allocate such votes among management's nominees in the event that additional persons are nominated at the Annual Meeting for election of directors.

If a quorum is present and voting, the eight nominees for director receiving the highest number of votes will be elected to the Board. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under Delaware law. See "INFORMATION CONCERNING SOLICITATION AND VOTING — Quorum; Abstentions; Broker Non-Votes."

MANAGEMENT RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board has selected Ernst & Young LLP as the Company's independent auditors to audit the financial statements of the Company for the fiscal year ending March 31, 2005. The Board recommends that stockholders vote for ratification of such appointment. In the event of a vote against such ratification, the Board of Directors will reconsider its selection. A representative of Ernst & Young LLP is expected to be available at the Annual Meeting with the opportunity to make a statement if such representative desires to do so, and is expected to be available to respond to appropriate questions. The affirmative vote of a majority of the Votes Cast is required to ratify the appointment of Ernst & Young LLP.

MANAGEMENT RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MARCH 31, 2005.

EXECUTIVE COMPENSATION

Summary Compensation

The following table shows, as to any person serving as Chief Executive Officer during Fiscal 2004 and each of the four other most highly compensated executive officers whose salary plus bonus exceeded $100,000 (the "Named Executive Officers"), information concerning compensation paid for services to the Company in all capacities during Fiscal 2004, as well as the total compensation paid to each such individual for the Company's previous two fiscal years.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation (1)		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	All Other Compensation ($)(3)
Richard E. Belluzzo .... Chief Executive Officer and Chairman of the Board(*)	2004 2003 —	600,000 332,308 —	— — —	89,093(5) 1,113,306(4) —	— — —	2,000,000 2,000,000 —	1,615 6,692 —
Anthony E. Carrozza .... Senior Vice President of Worldwide Sales	2004 2003 2002	315,000 315,000 307,211	— — 86,281	138,327(10) 125,436(9) 50,000(7)	— — —	100,000 71,950 83,671	5,810 4,826 4,730
John B. Gannon .... President and Chief Operating Officer	2004 2003 2002	400,008 400,009 370,196	— — 689,652	25,000(7) 100,939(6) 182,813(7)	— — —	350,000 833,333 200,000	2,769 2,538 1,107,983(8)
George Kreigler, III .... General Manager, Storage Systems	2004 2003 2002	300,596 290,000 294,268	— — 77,578	— 100,000(7) 137,500(7)	— — —	160,000 213,750 155,000	6,117 5,065 5,405
Michael J. Lambert .... Executive Vice President and Chief Financial Officer(**)	2004 2003 2002	375,000 374,999 279,807	— — 53,238	50,000(7) 50,000(7) 76,671(11)	— — —	175,000 500,000 225,000	6,000 5,747 —

(*) Mr. Belluzzo became Chief Executive Officer of Quantum in September 2002 and Chairman of the Board of Quantum in July 2003. The amounts listed in the table reflect compensation paid to Mr. Belluzzo as a Chief Executive Officer.

(**) Mr. Lambert served as the Company's Chief Financial Officer until June 30, 2004. On July 1, 2004, Mr. Hayes became Chief Financial Officer of Quantum.

(1) The Company has not granted any stock appreciation rights and does not have any long-term incentive plans, as that term is defined in regulations promulgated by the SEC.

(2) Other annual compensation in the form of perquisites and other personal benefits, securities or property has been omitted in those cases where the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total annual salary and bonus reported for such executive officer.

(3) Represents 401(k) plan matching contributions, except as expressly indicated otherwise.

(4) $1,000,000 represents a real estate compensation supplement payment to Mr. Belluzzo, $99,771 represents a reimbursement for relocation expenses associated with Mr. Belluzzo's relocation to California and $13,535 represents reimbursement for tax liabilities in connection with these relocation expenses.

(5) $62,288 represents reimbursement for relocation expenses and $26,805 represents reimbursement for tax liabilities in connection with these relocation expenses.

(6) $64,820 represents reimbursement for relocation expenses, $11,119 represents reimbursement for tax liabilities in connection with these relocation expenses and $25,000 represents loan forgiveness.

(7) Represents loan forgiveness.

(8) $5,100 represents 401(k) plan matching contributions and $1,100,000 represents severance that Mr. Gannon received in connection with the termination of his employment with Quantum in connection with Quantum's sale of its hard disk drive business to Maxtor Corporation on April 2, 2001 (the

"Merger") (Mr. Gannon was subsequently rehired by Quantum). $2,883 represents imputed interest incurred in connection with interest-free loans that Quantum provided to its executive offers on January 2, 2001. These loans were made to cover taxes that became due and payable as a result of the vesting of restricted stock held by these individuals. Due to restrictions placed on them pursuant to the terms of the Merger, the officers were not able to sell securities of Quantum to cover these tax liabilities when they became due. Therefore, these loans were made to assist the individuals with the payment of these taxes. The loan made to Mr. Gannon was in the amount of $120,000. The loan became due and was fully paid by Mr. Gannon as of May 2, 2001. The interest-free nature of the loan to Mr. Gannon resulted in imputed interest for the fiscal year 2002 in the amount of $2,883, for which Quantum reimbursed Mr. Gannon.

(9) $50,436 represents commissions and $75,000 represents loan forgiveness.

(10) $88,327 represents commissions and $50,000 represents loan forgiveness.

(11) Represents reimbursement for relocation expenses.

Stock Option Grants and Exercises

The following tables show, as to each Named Executive Officer, information concerning stock options granted during Fiscal 2004.

OPTION GRANTS IN FISCAL 2004

Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in Fiscal Year 2004 (2)	Exercise Price ($/share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Terms (3)	
					5% ($)	10% ($)
Richard E. Belluzzo	2,000,000	22.43	3.78	3/12/2014	$4,754,443	$12,048,693
Anthony E. Carrozza	100,000	1.12	2.95	7/29/2008	$81,503	$180,100
John B. Gannon	350,000	3.93	2.95	7/29/2008	$285,261	$630,352
George Kreigler III	160,000	1.79	2.95	7/29/2008	$130,405	$288,161
Michael J. Lambert	175,000	1.96	2.95	7/29/2008	$142,630	$315,176

(1)   The exercise price of each option is determined by the Leadership and Compensation Committee of the Board of Directors and in Fiscal 2004 was not less than 100% of the fair market value of the Common Stock on the date of grant. The options may be exercised only while the optionee provides services to the Company or within such period of time following termination of the optionee's services to the Company as is determined by the Board. The options for the Named Executive Officers expire not more than five years from the date of grant and vest monthly over four years beginning at or about the time of grant. Mr. Belluzzo's options expire not more than ten years from the date of grant, with 50% of those options vesting monthly over four years and the remaining 50% vesting monthly over two years. No stock appreciation rights were granted.

(2)   Based on options to purchase an aggregate of 8,915,374 shares of the Company's Common Stock granted to employees of the Company in Fiscal 2004, including the Named Executive Officers.

(3)   Potential realizable value is based on an assumption that the stock price of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These numbers are calculated based on the regulations promulgated by the SEC based on an arbitrarily assumed annualized compound rate of appreciation of the market price of 5% and 10% from the date the option was granted to the end of the option term, less the exercise price. Actual gains, if any, on option exercises are dependent on the future performance of the Common Stock.

The following table provides information regarding options exercised by Named Executive Officers during Fiscal 2004 and options held by them at fiscal year end.

AGGREGATED OPTION EXERCISES IN FISCAL 2004 AND
FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options Held at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options Held at Fiscal Year-End ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard E. Belluzzo	—	—	791,665	3,208,335	$577,915	$882,085
Anthony E. Carrozza	—	—	203,284	139,986	$51,999	$87,801
John B. Gannon	—	—	1,299,352	762,635	$312,498	$490,001
George Kreigler, III	50,443	$70,764	247,061	278,907	$30,437	$160,798
Michael J. Lambert	—	—	439,964	460,036	$178,749	$276,501

(1)   Total value realized is calculated based on the fair market value of the Common Stock at the close of business on the date of exercise, less the exercise price.

(2)   Total value of unexercised options is based on $3.70 per share of Common Stock, the fair market value of the Common Stock as of March 31, 2004, less the exercise price.

Employment Terms, Termination of Employment and Change-In-Control Arrangements

The Company has entered into agreements (the "Agreements") with its Named Executive Officers whereby in the event that there is a "change of control" of the Company (which is defined in the Agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board) the exercisability and vesting of all stock-based compensation awards granted to such Named Executive Officers shall accelerate. Under the Agreements, upon a change of control, 50% of the unvested shares or options to purchase shares held by such an officer become vested and exercisable and the remaining 50% of such unvested shares or options to purchase shares become vested and exercisable upon the earlier of the date of the first anniversary of the change of control or upon such officer's "Involuntary Termination" after the change of control. Under the Agreements, "Involuntary Termination" is defined to include, among other things, any termination of the employee by the Company without "cause" or a significant reduction of the employee's duties without such employee's express written consent. Additionally, if, within 18 months of the change of control, there is an Involuntary Termination of employment, as severance pay the CEO receives 300% and the other Named Executive officers receive 200% of the annual base salary and the annual bonus, in addition to the annualized bonus pro-rated up to the respective termination date and continued health benefits for one year from the termination date. The purpose of the Agreements is to ensure that the Company will have the continued dedication of its officers by providing such individuals with certain compensation arrangements that are competitive with those of other corporations, to provide sufficient incentive to the individuals to remain with the Company, to enhance their financial security, as well as protect them against unwarranted termination in the event of a change of control.

If Mr. Belluzzo is constructively terminated or involuntarily terminated by the Company other than for "cause", he will receive a payment in the amount of 18 months base salary. If Mr. Belluzzo leaves the Company within four (4) years he must repay his $1,000,000 real estate compensation supplement, less $250,000 for each year of employment; provided that should he leave pursuant to a constructive termination or an involuntary termination (other than for "cause"), the repayment will be determined as if Mr. Belluzzo had been employed by the Company for an additional twelve (12) months following his termination date.

If, within 18 months of December 16, 2003, Mr. Kreigler's position as General Manager, Storage Systems is eliminated and a comparable position is not found for him within Quantum, or if Mr. Kreigler is discharged for any reason other than misconduct or failure to perform, Mr. Kreigler will receive up to 12 months salary.

In connection with the termination of Barbara H. Nelson's employment as the Executive Vice President Corporate Marketing, Strategy and IT in Fiscal 2004, she received a separation payment of $400,000 and a payment of $15,679, representing applicable COBRA premiums through December 31, 2004.

In connection with the termination of Lawrence M. Orecklin's employment as President of the Storage Solutions Group in Fiscal 2004, Mr. Orecklin received a separation payment of $188,464 and a payment of $7,636, representing applicable COBRA premiums for a period of six months after his termination date.

In September 2003, the Company entered into a two-year employment agreement with Jerald L. Maurer, Executive Vice President, Human Resources, pursuant to which, beginning October 1, 2003, Mr. Maurer transferred from full-time to part-time status, with an annual base salary of $120,000 for the first year and $80,000 for the second year. The vesting of Mr. Maurer's stock options with an exercise price above $6 was accelerated through September 2003 and the exercise periods of these options extended through September 2007. The vesting of his remaining options will be accelerated through September 2005 in the event the Company terminates his employment without cause prior to that time. In addition, upon the termination of his employment with Quantum, Mr. Maurer will be entitled to receive a lump-sum payment equal to 24 times his monthly medical insurance costs.

Pursuant to the Employment and Separation Agreements between Quantum and its former Chief Executive Officer, Michael A. Brown, both dated September 3, 2002, in Fiscal 2004, Mr. Brown received monthly payments of $75,000 through September 2003.

In connection with the termination of Michael J. Lambert's employment as Chief Financial Officer, the Company entered into an agreement to pay Mr. Lambert up to $209,134.62 in separation payments as follows. On Mr. Lambert's termination date, no later than September 30, 2004, he will receive an initial payment of $21,634.62. Thereafter and so long as Mr. Lambert has not been hired to work in a full-time position for another company, he shall receive monthly payments of $31,250 for up to six months.

In connection with the hiring of Edward J. Hayes, Jr. as Chief Financial Officer, Quantum and Mr. Hayes entered into an employment agreement pursuant to which Mr. Hayes will receive an annual salary of $350,000, 400,000 stock options and 100,000 shares of restricted stock. 25% of the stock options will vest on July 1, 2005 and the remainder will vest monthly thereafter at the rate of 1/48th of the original grant amount over the following three years. 50% of the restricted stock will vest upon hire, 25% will vest after 12 months and the remaining 25% after 24 months. In the event the employment of Mr. Hayes is terminated involuntarily, he will receive: i) the equivalent of 52 weeks base salary; ii) the equivalent of 12 months benefits coverage; and iii) the greater of a) 50% vesting on his unvested stock options and restricted stock, or b) 12 months vesting on his unvested stock options and restricted stock.

The Company established a key leadership performance bonus plan pursuant to which Mr. Belluzzo, Mr. Carrozza, Mr. Gannon, Mr. Kreigler and other specified executive officers will receive bonuses in the form of restricted stock provided that they each meet specific pre-established performance goals. Performance goals are measured, and bonus granted, quarterly over a one-year period. Any restricted stock granted pursuant to the plan will have a vesting period of 12 months.

REPORT OF
THE LEADERSHIP AND COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS[1]

Introduction

The Leadership and Compensation Committee (the "Committee") of the Board of Directors consists of Kevin J Kennedy, Edward M. Esber, Jr. and Edward J. Sanderson, Jr. Mr. Kennedy serves as Chairman of the Committee. None of these individuals had any interlocking relationships and all qualify as "outside directors" and "nonemployee directors" as defined by the Internal Revenue Code and the Securities Exchange Act of 1934, respectively. The Committee adopted an updated charter in July 2004 which is posted on our Website. The Internet address for our Website is http://www.quantum.com, where the charter may be found by clicking "About Us" from the home page, selecting "Investor Center" and then choosing "Corporate Governance."

The Committee has responsibility for reviewing and approving the Company's total compensation philosophy, strategy and practices and administering the Company's executive compensation plans and stock incentive plans. The Committee reviews the Company's strategy and practices relating to the retention, development, performance and succession of its employees and approves all compensation actions for the Company's executive officers, including all Named Executive Officers. The Company's Human Resource organization and independent compensation consultants provide support to the Committee.

Executive Compensation Philosophy

The Company has a "pay for performance" compensation philosophy for its employees, including each of the Named Executive Officers. The Company's executive compensation policies are designed to attract and retain experienced and talented executives critical to the success of the Company, and to provide incentives for such individuals to maximize the Company's corporate performance and accomplishment of strategic objectives. Total compensation for the Company's executives includes base salary, short-term incentives, long-term incentives, executive perquisites, and participation in the Company's qualified and non-qualified employee benefit plans. The target level of any executive's total compensation package is intended to approximate the median total compensation package of similarly positioned executive officers in the Company's peer group.

Executive Compensation Philosophy and Methodology

Each year the Committee benchmarks its compensation pay practices and determines the compensation levels for its executives using a group of peer companies.

For each Named Executive Officer, the Committee uses compensation data prepared by its independent compensation consultants derived from a group of selected peer companies. This peer group is comprised of twenty-two companies of similar industry, business focus, financial performance, stage of growth and size. The Committee relies on its independent compensation consultants to determine the peer group for the Company, which is officially reviewed and approved on an annual basis. For other executive positions, the Committee considers third-party survey data selected according to similar criteria as the peer group.

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[1] This report of the Leadership and Compensation Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

It is the Company's philosophy to review the practices of the peer group and align its compensation components (base salary, short-term incentives and long-term incentives) to approximate the median of the peer group. In addition, annually, the Committee and Management determine the appropriate use of stock options, balancing these factors against financial considerations, such as the projected impact on stockholder dilution.

Named Executive Officer Compensation Components

The principal components of the compensation for the Named Executive Officers are described below:

Base Salary

Base salaries for each of the Named Executive Officers are set by the Chief Executive Officer, in consultation with the Committee, after considering factors such as position, responsibility, competitive environment, corporate size, corporate performance, overall experience and contribution levels of the individuals.

In Fiscal Year 2004, the Company did not provide merit increases to any of the Named Executive Officers.

Short-Term Incentive Compensation

At the 2001 Annual Meeting, stockholders approved the adoption of the Executive Officer Annual Incentive Plan ("Incentive Plan) as a replacement for the general employee All-Inclusive Bonus Plan ("AIBP") for all executive officers. The purpose of the Incentive Plan is to motivate and reward the achievement of Company objectives that create stockholder value and provide competitive compensation. Under the Incentive Plan, each of the Named Executive Officers is eligible to earn a bonus up to an established percentage (40-80%) of annual base salary depending upon achievement of specific performance goals. The Incentive Plan is based upon one or more of the following performance goals: earnings per share, net income, operating cash flow, pre-tax net income, return on assets, return on equity, return on sales, revenue or total stockholder return. Bonuses are payable in cash or restricted stock under the Incentive Plan only if the minimum performance goals approved by the Committee at the beginning of the performance period are achieved.

For Fiscal Year 2004, the Committee selected earnings per share ("EPS") targets as the performance goals. These performance goals were not achieved, and therefore no bonus payments were awarded to the Named Executive Officers in accordance with the Incentive Plan guidelines.

In Fiscal Year 2004, to establish appropriate incentives to drive execution of critical corporate activities, the Committee approved the adoption of a Key Performance Leadership Bonus Plan ("Bonus Plan") for certain Named Executive Officers. Under the Bonus Plan, participants were eligible to earn a bonus, payable in restricted stock, upon achievement of specific quarterly performance goals.. For Fiscal Year 2004, the performance goals were partially achieved and the participants received partial bonus payments in accordance with the Bonus Plan guidelines.

Long-Term Incentive Compensation

A key component of the total compensation package for the Company's Named Executive Officers is in the form of stock-based compensation. The Company's 1993 Long-Term Incentive Plan ("LTIP") provides long-term incentive compensation for employees of the Company, including each of the Named Executive Officers.

The primary objective of the LTIP is to align the interests of employees with those of stockholders by providing them with significant equity interests in the Company, thereby providing incentive to maximize stockholder value. The LTIP also utilizes vesting periods to encourage retention and to reward long-term commitment to the Company. The Committee is responsible for determining, subject to the terms of the plan, the individuals to whom grants should be made, the timing of grants, the exercise price and the number of shares subject to each grant.

For Fiscal Year 2004, stock options were awarded to each of the Named Executive Officers. In determining the size of the awards, the Committee considered the value of grants awarded to officers in comparable positions at peer group companies, the Company's and the individual's performance against plan, currently outstanding equity awards and the projected impact on stockholder dilution.

For Fiscal Year 2005, the Company made some changes to its LTIP. The Committee approved a change in the Company's long-term incentive philosophy to utilize a mix of stock options and restricted stock. Additionally, the Company determined that there were more options available for grant under the LTIP than needed and cancelled 6,000,000 options from the available pool.

Chief Executive Officer Compensation

The Company's compensation program is designed to support the achievement of corporate and individual objectives. The process of determining the compensation for Mr. Belluzzo and the factors taken into consideration in such determination are generally the same as the process and factors used in determining the compensation of all other Named Executive Officers.

For Fiscal Year 2004, Mr. Belluzzo's base salary was $600,000 per year. The Committee believes this pay level to be competitive, appropriate and reasonable.

Mr. Belluzzo does not participate in the general employee AIBP program but participates with the other Named Executive Officers in the Executive Officer Annual Incentive Plan ("Incentive Plan"). For Fiscal Year 2004, Mr. Belluzzo's bonus target under this Incentive Plan was 80% of his base salary. When setting bonuses for Mr. Belluzzo under the Incentive Plan, the Committee develops and approves specific performance goals. Bonuses are paid under the Incentive Plan only if performance goals that the Committee sets at the beginning of the fiscal year (or other performance period selected by the Committee) are achieved. For Fiscal Year 2004, the Committee selected earnings per share ("EPS") performance targets as the goal. Mr. Belluzzo's actual bonus was determined according to a formula the Committee developed at the time the Committee set the performance goals, based on the level of EPS achieved. For Fiscal Year 2004, the EPS goal was not achieved and therefore Mr. Belluzzo did not receive a bonus payment in accordance with the Incentive Plan guidelines.

A key component of Mr. Belluzzo's total compensation package is in the form of stock-based compensation. The process of determining any stock awards for Mr. Belluzzo is generally the same as the process and factors used in determining that for each of the Named Executive Officers. In Fiscal Year 2004, the Committee in consultation with its independent compensation consultants, determined that it was in the Company's and stockholders' best interests to grant Mr. Belluzzo a stock option. Mr. Belluzzo was granted an option to purchase 2,000,000 shares of Quantum stock at an exercise price of $3.78 per share, with 50% of those options vesting monthly over four years and the remaining 50% vesting monthly over two years. While the grant was intended to cover Fiscal Years 2005, 2006 and 2007, the Committee will continue to make decisions on Mr. Belluzzo's compensation package to ensure it is reasonable, retentive and aligned with the Company's strategies and objectives.

Deferred Compensation Plan

The CEO and the other Named Executive Officers are able to participate in the Company's non-qualified deferred compensation plan in addition to the Company's 401(k) plan. The deferred compensation plan allows select employees to contribute a portion of their base salary and short term incentives to an irrevocable trust for the purposes of deferring federal and state income taxes.

Tax Deductibility of Executive Compensation

Under Section 162(m) of the Internal Revenue Code, the Company generally receives a federal income tax deduction for compensation paid to any of its Named Executive Officers only if the compensation is less than $1,000,000 or is "performance-based" under Section 162(m). The Executive Officer Incentive Plan, the Key Leadership Performance Bonus Plan and the 1993 Long-Term Incentive Plan have been designed to permit the Committee to pay compensation that will qualify as "performance-based" compensation under Section 162(m). Thus, the Company may continue to receive a federal income tax deduction for such compensation. The Committee retains the discretion to pay nondeductible compensation to the extent consistent with the Company's interests and taking into consideration the financial effects such action may have on the Company.

Conclusion

The Committee believes that the Company's total compensation philosophy and leadership development programs:

- Align with the interest of the company and stockholders

- Link executive compensation directly to corporate performance

- Assist in attracting and retaining experienced and talented executives

- Are reasonable and effective

The Committee will continue to monitor the company's philosophy and programs to ensure effectiveness, appropriateness and alignment with the Company's corporate performance.

Submitted by Members of the Leadership and Compensation Committee:

Kevin J. Kennedy, Chairman
Edward M. Esber, Jr.
Edward J. Sanderson Jr.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[2]

The Audit Committee is composed solely of independent directors, as defined in the applicable New York Stock Exchange and SEC Rules. It is governed by a written charter (the "Charter") adopted and approved by the Board of Directors (the "Board"), a copy of which is attached to this Proxy Statement as Appendix A. Prior to the Annual Meeting, the Audit Committee will revise its Charter in compliance with applicable New York Stock Exchange listing standards. Once approved and adopted, a copy of the new Charter will be posted on our Website. The Internet address for our Website is http://www.quantum.com, where the Charter may be found by clicking "About Us" from the home page, selecting "Investor Center" and then choosing "Corporate Governance." Our Board has determined that Alan L. Earhart is an audit committee financial expert as defined by SEC rules.

In accordance with Audit Committee policy and the requirements of law, all services to be provided by Ernst & Young are pre-approved by the Audit Committee. This includes audit services, audit-related services, and tax services. For certain categories and types of services that are subject to set budgets, pre-approval is provided by the full Committee for up to one year in advance. In other cases, the Audit Committee has delegated authority to the Chairman of the Audit Committee to pre-approve certain services, and all such pre-approvals by the Chairman are then communicated to the full Audit Committee at its next meeting. To avoid certain potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its auditing firm. Quantum has not in recent years obtained any of these services from Ernst & Young LLP, and has been able to obtain such services from other service providers at competitive rates. See "Selection of Independent Auditors for the fiscal year ending March 31, 2005" for more information regarding fees paid to Ernst & Young LLP for services in fiscal years ended March 31, 2004 and March 31, 2003.

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[2] This section is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

This year, the Audit Committee, after appropriate review and discussion, determined that it had fulfilled its responsibilities under the Charter. The Audit Committee has reviewed and discussed the Consolidated Financial Statements for Fiscal 2004 with management and the independent auditors; management represented to the Audit Committee that Quantum's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles. This review included a discussion with management of the quality, not merely the acceptability, of Quantum's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in Quantum's Consolidated Financial Statements. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees", including the independence of the independent auditors. The Audit Committee received from the auditors the written disclosures and the letter from the auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". In reliance on these views and discussions, and the report of the independent auditors, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in Quantum's Annual Report on Form 10-K for the year ended March 31, 2004 for filing with the SEC.

Selection of Independent Auditors for the fiscal year Ending March 31, 2005

The Audit Committee of the Board has selected Ernst & Young LLP as Quantum's independent auditors for the fiscal year ending March 31, 2005. Representatives of Ernst & Young LLP attended all regular meetings of the Audit Committee in fiscal year 2004. Quantum expects that a representative of Ernst & Young LLP will attend the annual meeting, and the representative will have an opportunity to make a statement if he or she so desires. The representative will also be available to respond to appropriate questions from stockholders.

Fees Paid to Ernst & Young LLP

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Ernst & Young LLP for fiscal years 2004 and 2003:

Amount in thousands	Fiscal Year	
	2004	**2003**
Audit Fees	$1,287	$1,099
Audit-related Fees	260	83
Tax Compliance Fees	352	822
Tax Consulting Fees	165	832
Total	$2,064	$2,836

Audit Fees

This category includes the audit of Quantum's annual financial statements, review of financial statements included in Quantum's Quarterly Reports on Form 10-Q and services that are normally provided by the independent auditors in connection with foreign statutory and regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, including the application of proposed accounting rules, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" containing observations and discussions on internal control matters.

Audit-related Fees

This category consists of assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of Quantum's financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category are for audits of entity and asset acquisitions and dispositions.

Tax Fees

This category consists of professional services rendered by Ernst & Young LLP for tax compliance and tax consulting. The tax compliance services principally include preparation and/or review of various tax returns, assistance with tax return supporting documentation, and tax return audit assistance. The tax consulting services principally include advice regarding mergers and acquisitions, international tax structure, and other strategic tax planning opportunities.

Other than as described above, Ernst & Young LLP did not perform any other services for Quantum during Fiscal 2004. Quantum does not engage its independent auditors for consulting services in areas such as information systems design and implementation, and corporate strategy development and implementation.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has pre-approved certain specified audit, audit-related and tax services (which are listed on a general approval schedule) that Ernst & Young LLP may perform for the Company. Where such services are expected to require more than ten hours of billable Ernst & Young LLP senior partner (or the equivalent) time, the Company must notify the Audit Committee of Ernst & Young LLP's performance of such services. For all services to be performed by Ernst & Young LLP that are not specified in the general pre-approval schedule, the Company must obtain specific engagement approval from the Audit Committee for such services in advance. The Audit Committee has delegated to a subcommittee (comprised solely of members of the Audit Committee) the authority to receive all notifications and requests relating to Ernst & Young LLP's performance of services for the Company. The Audit Committee will review and make changes to the services listed under the general approval schedule on an annual basis and otherwise from time to time as necessary.

MEMBERS OF THE AUDIT COMMITTEE

Alan L. Earhart, Chairman
Edward M. Esber, Jr.
Steven Wheelwright

PERFORMANCE GRAPH[3]

The following graph compares the cumulative total return to stockholders of the Company's Common Stock at March 31, 2004, for the period since August 4, 1999, the date when the Company issued its current Common Stock in exchange for its previously existing Common Stock[4], to the cumulative total return over such period of (i) the NASDAQ Stock Market (U.S.) Index, and (ii) the S & P Computer Storage & Peripherals Index. The graph assumes the investment of $100 on August 4, 1999 in Common Stock and in each of the indices listed on the graph and reflects the change in the market price of the Common Stock relative to the changes in the noted indices at September 30, 1999, March 31, 2000, September 30, 2000, March 31, 2001, September 30, 2002, March 31, 2003, September 30, 2003 and March 31, 2004. The performance shown below is based on historical data and is not indicative of, nor intended to forecast, future price performance of the Common Stock.

COMPARISON OF 56 MONTH CUMULATIVE TOTAL RETURN*
AMONG QUANTUM CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE S & P COMPUTER STORAGE & PERIPHERALS INDEX



* $100 invested on 8/4/99 in stock or on 7/31/99 in index-including reinvestment of dividends. Fiscal year ending March 31.

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3 This section is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

4 On August 4, 1999, the Company issued its DSS and HDD Common Stock as the two tracking stocks for the Company in exchange for its previously existing Common Stock. Since the Company's disposition of its hard disk drive business to Maxtor Corporation in 2001, the Company's DSS Common Stock represents its entire business.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 6, 2004 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all current directors and executive officers as a group.

Name	Number of Shares Beneficially Owned (1)		Approximate Percentage of Shares Owned (2)
Citigroup Inc.	22,343,470	(3)	12.4%
399 Park Avenue			
New York, NY 10043			
NWQ Investment Management Company, LLC	18,181,567	(4)	10.1%
2049 Century Park East, 4th Floor			
Los Angeles, CA 90067			
Private Capital Management, Inc.	42,147,124	(5)	23.4%
8889 Pelican Bay Blvd.			
Naples, FL 34108			
Richard E. Belluzzo	1,426,665	(6)	*
David A. Brown	286,212	(7)	*
Michael A. Brown	1,918,953	(8)	1.1%
Anthony E. Carrozza	273,120	(9)	*
Alan L. Earhart	18,063	(10)	*
Edward M. Esber, Jr.	202,989	(11)	*
John B. Gannon	1,601,157	(12)	*
Kevin J. Kennedy	78,527	(13)	*
George Kreigler III	348,762	(14)	*
Michael J. Lambert	568,217	(15)	*
Edward J. Sanderson, Jr.	48,527	(16)	*
Gregory W. Slayton	121,692	(17)	*
Steven C. Wheelwright	101,284	(18)	*
All directors and executive officers as a group (18 persons)	7,211,753	(19)	4.0%

(*) Less than 1%.

(1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

(2) Applicable percentage ownership is based on 180,529,061 shares of Common Stock outstanding as of July 6, 2004. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days after July 6, 2004, are considered beneficially owned by the holder, but such shares are not deemed outstanding for computing the percentage ownership of any other person.

(3) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 17, 2004 by Citigroup, Inc. and certain of its affiliates ("Citigroup"). Citigroup is a Delaware corporation and a reporting company.

(4) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on December 9, 2003 by NWQ Investment Management Company, LLC, an investment advisor and a Delaware limited liability corporation.

(5) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2003

by Private Capital Management, Inc., a Delaware limited partnership ("PCM"), Bruce C. Sherman, the Chief Executive Officer of PCM, and Gregg Powers, President of PCM. PCM, Mr. Sherman and Mr. Powers have shared voting power and shared dispositive power with respect to all 42,147,124 shares. Of these shares, Mr. Sherman and Mr. Powers disclaim beneficial ownership of those shares held by PCM's clients and managed by PCM. Mr. Sherman and Mr. Powers disclaim the existence of a group.

(6) Represents 10,000 shares of Common Stock and 1,416,665 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(7) Represents 3,063 shares of Common Stock, of which 1,531 shares will vest on February 25, 2005, provided that Mr. David Brown continues to be a director of Quantum's board at that time and 283,149 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(8) Represents 68,220 shares of Common Stock, of which 1,299 shares are restricted shares which will vest on February 25, 2005, provided that Mr. Michael Brown continues to be a director of Quantum's board at that time and 1,850,733 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(9) Represents 18,436 shares of Common Stock, of which 10,500 are restricted shares, and 254,684 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter. Provided that Mr. Carrozza continues to be employed by Quantum at the respective vesting date, the restricted shares vest as follows: 33% on July 1, 2005, 33% on July 1, 2006 and the remaining shares on July 1, 2007.

(10) Represents 3,063 shares of Common Stock, of which 1,531 shares will vest on February 25, 2005, provided that Mr. Earhart continues to be a director of Quantum's board at that time and 15,000 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(11) Represents 43,527 shares of Common Stock, of which 40,000 shares are held by the Esber Family Trust. Of the remaining 3,527 shares, 1,763 shares are restricted shares which will vest on February 25, 2005, provided that Mr. Esber continues to be a director of Quantum's board at that time. 159,462 shares are subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(12) Represents 84,939 shares of Common Stock, of which 24,500 are restricted shares, and 1,516,218 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter. Provided that Mr. Gannon continues to be employed by Quantum at the respective vesting date, the restricted shares vest as follows: 33% on July 1, 2005, 33% on July 1, 2006 and the remaining shares on July 1, 2007.

(13) Represents 3,527 shares of Common Stock, of which 1,763 shares will vest on February 25, 2005, provided that Mr. Kennedy continues to be a director of Quantum's board at that time and 75,000 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(14) Represents 13,300 restricted shares of Common Stock and 335,462 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter. Provided that Mr. Kreigler continues to be employed by Quantum at the respective vesting date, the restricted shares vest as follows: 33% on July 1, 2005, 33% on July 1, 2006 and the remaining shares on July 1, 2007.

(15) Represents shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(16) Represents 3,527 shares of Common Stock, of which 1,763 shares will vest on February 25, 2005, provided that Mr. Sanderson continues to be a director of Quantum's board at that time and 45,000 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(17) Represents 3,599 shares of Common Stock, of which 1,299 shares will vest on February 25, 2005, provided that Mr. Slayton continues to be a director of Quantum's board at that time and 118,093 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(18) Represents 3,063 shares of Common Stock, of which 1,531 shares will vest on February 25, 2005, provided that Mr. Wheelwright continues to be a director of Quantum's board at that time and 98,221 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter. Represents 528,556 shares of Common Stock, some of which are restricted shares, and 6,683,197 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

(19) Represents 528,556 shares of Common Stock, some of which are restricted shares, and 6,683,197 shares subject to Common Stock options that were exercisable at July 6, 2004 or within sixty (60) days thereafter.

CERTAIN TRANSACTIONS

The Company issued a forgivable loan to John B. Gannon on October 18, 2001. This loan is in the amount of $100,000, is forgivable over four years, and accrues interest at an annual rate of 6%. $50,000 of this loan was outstanding on July 6, 2004. The Company issued a forgivable loan to Anthony E. Carrozza on May 18, 2000. This loan was in the amount of $200,000, forgivable over four years, and accrued interest at an annual rate of 8%. As of July 6, 2004, none of this loan was outstanding.

The Company has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

Please also see the disclosure under the Section "Employment Terms, Termination of Employment and Change-In-Control Arrangements" of this Proxy Statement.

COMMUNICATING WITH THE COMPANY

We have from time-to-time received calls from stockholders inquiring about the available means of communication with the Company. If you would like to receive information about the Company, without charge, you may use one of these convenient methods:

(1) To view the Company's website on the Internet, use the Company's Internet address located at www.quantum.com. The Company's website includes product, corporate and financial data, job listings, recent earnings releases, the current stock price, and electronic files of this Proxy Statement and the Company's Form 10Ks, Form 10Qs, and Annual Reports to Stockholders. Internet access has the advantage of providing you with recent information about the Company throughout the year. Requests to receive printed financials by mail can also be submitted on-line by visiting the Investor Center of the Company's website, located at www.quantum.com/investors.

(2) To reach our Investor Relations department, please call or send correspondence to:

Quantum Corporation
Attention: Investor Relations Department
1650 Technology Drive
Suite 800
San Jose, CA 95110

Tel (toll free): 866-520-7787
Tel (local): 408-944-4450
Fax: 408-944-6544
Email: *investor.relations@quantum.com*

OTHER MATTERS

The Company knows of no other matters to be submitted at the Meeting. Any proposal that a stockholder intends to submit for consideration at the Meeting must be received by the Secretary of the Company not later than the close of business on the tenth day following the mailing date of this Notice. Any such submission must include the information specified in the Company's Bylaws. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board of Directors may recommend.

BY THE ORDER OF THE BOARD OF DIRECTORS

Dated: July 20, 2004

Shawn D. Hall
Vice President, General Counsel and Secretary

APPENDIX A

QUANTUM CORPORATION
AUDIT COMMITTEE CHARTER
JANUARY 16, 2001

ORGANIZATION

This charter governs the operations of the audit committee of the Board of Directors. The committee shall review and reassess the charter at least annually and obtain the approval of the Boards of Directors. The committee shall be appointed by the Board of Directors and shall comprise at least three directors each of whom are independent of management and the Company. Members of the committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company. All committee members shall be financially literate, (or shall become financially literate within a reasonable period of time after appointment to the committee) and at least one member shall have accounting or related financial management expertise.

STATEMENT OF POLICY

The audit committee shall provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board. In so doing, it is the responsibility of the committee to maintain free and open communication between the committee, independent auditors, the internal auditors and management of the Company. In discharging its oversight role, the committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel, or other experts for this purpose.

RESPONSIBILITIES AND PROCESSES

The primary responsibility of the audit committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices and ethical behavior.

The following shall be the principal recurring processes of the audit committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the committee may supplement them as appropriate.

- The committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the Board and the audit committee, as representatives of the Company's shareholders. The committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, replace the independent auditors. The committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the committee shall review and recommend to the Board the selection of the Company's independent auditors, subject to shareholders' approval.

- The committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. Further, the committee shall meet separately with the internal auditors and the independent auditors as needed with and without management present, to discuss the results of their examinations.

- The committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the committee shall discuss the results of the quarterly review and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards. The chair of the committee may represent the entire committee for the purposes of this review.

- The committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the committee shall discuss the results of the annual audit and any other matters required to be communicated to the committee by the independent auditors under generally accepted auditing standards.